[KLG SEATTLE LETTERHEAD]

November 4, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E. Washington, D.C. 20549

Attn: Jennifer Monick

Re:	Bellevue Life Sciences Acquisition Corp.

Amended Registration Statement on Form S-1

Submitted October 7, 2022

File No. 333-264597

Dear Ms. Monick:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) to our legal counsel in a written comment letter on November 2, 2022, with respect to the Company’s Amended Registration Statement on Form S-1 (File No. 333-264597) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 4 to the Registration Statement (the “Amendment”) that includes responsive changes to the Staff’s comments as noted below. The bold type below is the Staff’s comments as communicated by our counsel and the regular type constitutes the Company’s responses thereto.

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company’s sponsor, Bellevue Global Life Sciences Investors LLC, is controlled by and has substantial ties with non-U.S. persons who are nationals of South Korea. Pursuant to the Staff’s request, the Company has added a risk factor to the Registration Statement on pages 40-41 disclosing the CFIUS related risks discussed above.

2.

We note disclosure in your risk factor that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The disclosure on pages 33, 73 and 101 has been revised to clarify that any such securities purchased will not be voted in accordance with Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01.

We appreciate your time and responsiveness to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer